EXHIBIT 1

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to here in as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: May 15, 2025

Divisar Partners QP, L.P.

By: /s/ Steven Baughman

Name: Steven Baughman

Title: CEO, Divisar Capital Management, LLC, its General Partner

Divisar Capital Management, LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: CEO

Steven Baughman

By: /s/ Steven Baughman